

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

April 15, 2016

<u>Via E-mail</u>
Richard K. Templeton
Chairman of the Board, President
      and Chief Executive Officer
Texas Instruments Incorporated
12500 TI Boulevard
Dallas, Texas 75243

> **Re: Texas Instruments Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 1-03761**

Dear Mr. Templeton:

We refer you to our comment letter dated April 5, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
      Assistant Director
      Division of Corporation Finance